B2GOLD CORP.
Consolidated Financial Statements
December 31, 2013 and 2012

March 13, 2014

Independent Auditor’s Report
To the Shareholders of B2Gold Corp.

We have audited the accompanying consolidated financial statements of B2Gold Corp., which comprise the consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of B2Gold Corp. as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2013	2012

Gold revenue	$544,272	$259,051

Cost of sales

Production costs	(261,896)	(89,504)
Depreciation and depletion	(85,855)	(33,060)
Royalties and production taxes	(16,706)	(8,503)
Inventory fair value adjustments on CGA acquisition (non-cash) (Note 7)	(32,869)	-
Other	-	(962)

Total cost of sales	(397,326)	(132,029)

Gross profit	146,946	127,022

Gain on sale of Brucejack royalty (Note 11)	44,496	-
General and administrative	(31,869)	(17,610)
Share-based payments (Note15)	(18,328)	(16,635)
Write-off of mineral property interests (Note 11)	(9,564)	(1,512)
CGA acquisition costs (Note 7)	(5,859)	(1,556)
Foreign exchange losses	(4,748)	(479)
Accretion of mine restoration provisions (Note 14)	(2,606)	(1,776)
Other	(4,876)	(3,317)

Operating income	113,592	84,137

Gain on fair value of convertible notes (Note 13)	22,815	-
Write-down of long-term investments (Note 10)	(20,552)	-
Convertible notes transaction costs (Note 13)	(9,683)	-
Community relations	(8,079)	(6,839)
Realized losses on derivative instruments (Note 17)	(4,815)	(213)
Unrealized losses on derivative instruments (Note 17)	(2,660)	(149)
Interest and financing costs	(2,991)	(193)
Other	(522)	527

Income before taxes	87,105	77,270

Current income tax, withholding and other taxes (Note 19)	(22,899)	(17,853)
Deferred income tax recovery (expense) (Note 19)	3,097	(7,510)

Net income for the year	$67,303	$51,907

Attributable to:
Shareholders of the Company	$67,303	$51,907
Non-controlling interests (Note 23)	-	-

Net income for the year	$67,303	$51,907

Earnings per share (attributable to shareholders of the Company)
Basic	$0.11	$0.13
Diluted	$0.07	$0.13

Weighted average number of common shares outstanding (in thousands)
Basic	636,130	384,733
Diluted	663,785	391,940

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2013	2012

Net income for the year	$67,303	$51,907
Other comprehensive loss
Items that may be reclassified subsequently to net earnings:
- Exchange differences on translating foreign operations	(36,259)	(5,386)
- Unrealized gain on investments, net of deferred tax expense (Note 10)	1,106	(1,407)
Reclassification adjustment for impairment loss on investment to net income (Note 10)	1,407	-
Other comprehensive loss for the year	(33,746)	(6,793)
Total comprehensive income for the year	$33,557	$45,114

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2013	2012

Operating activities
Net income for the year	$67,303	$51,907
Mine restoration provisions settled (Note 14)	(1,073)	(3,486)
Non-cash charges (credits)
Depreciation and depletion	85,855	33,060
Gain on sale of Brucejack royalty	(44,496)	-
Amortization of deferred revenue (Note 16)	(37,404)	-
Inventory fair value adjustments on CGA acquisition (Note 7)	32,869	-
Gain on fair value of convertible notes (Note 13)	(22,815)	-
Write-down of long-term investments	20,552	-
Share-based payments	18,328	16,635
Convertible notes transaction costs	9,683	-
Write-off of mineral property interests	9,564	1,512
Deferred income tax (recovery) expense	(3,097)	7,510
Unrealized losses on derivative instruments	2,660	149
Accretion of mine restoration provisions	2,606	1,776
Loss on disposal of equipment	-	2,900
Other	3,808	2,436
Cash provided by operating activities before changes in non-cash working capital	144,343	114,399
Changes in non-cash working capital (Note 20)	3,484	(9,322)

Cash provided by operating activities after changes in non-cash working capital	147,827	105,077

Financing activities
Convertible notes, net of transaction costs (Note 13)	249,067	-
Revolving credit facilities, proceeds (Note 13)	100,000	-
Revolving credit facilities, repayments (Note 13)	(50,000)	-
Masbate project loan repayments (Note 13)	(18,524)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 13)	9,168	-
Common shares issued for cash (Note 15)	2,369	8,617
Payment of finance lease obligations (Note 13)	(7,955)	-
Restricted cash, net (Note 13)	7,851	-
Common shares issued by subsidiary to EVI for cash (Note 11)	5,095	-
Revolving credit facility transaction costs (Note 13)	(4,048)	-
Interest and commitment fees paid	(2,925)	(192)
Other	(562)	(10)

Cash provided by financing activities	289,536	8,415

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(83,469)	-
Otjikoto, mobile mine equipment	(46,539)	-
Otjikoto, power plant	(30,635)	-
Otjikoto, prestripping	(6,697)	-
Gramalote, prefeasibility and exploration	(47,979)	(30,872)
Masbate Mine, development and sustaining capital	(31,344)	-
Libertad Mine, development and sustaining capital	(17,506)	(29,586)
Libertad Mine, Jabali development	(14,514)	(12,693)
Limon Mine, development and sustaining capital	(16,992)	(21,461)
Other exploration and development (Note 20)	(28,222)	(47,215)
Cash acquired on CGA acquisition (Note 7)	56,088	-
CGA acquisition costs paid (Note 7)	(16,012)	-
Cash proceeds from sale of Brucejack royalty (Note 11)	44,496	-
Loan to EVI (Note 11)	(5,000)	-
Purchase of EVI preference shares (Note 11)	(6,458)	-
Purchase of long-term investment (Note 10)	(3,997)	(5,068)
Cash acquired on Volta acquisition, net of transaction costs (Note 8)	3,217	-
Other	(1,013)	(940)

Cash used by investing activities	(252,576)	(147,835)

Increase (decrease) in cash and cash equivalents	184,787	(34,343)

Cash and cash equivalents, beginning of year	67,949	102,292

Cash and cash equivalents, end of year	$252,736	$67,949

Supplementary cash flow information (Note 20)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2013	2012

Assets
Current
Cash and cash equivalents	$252,736	$67,949
Accounts receivable and prepaids	26,273	7,695
Value-added and other tax receivables	19,823	18,737
Inventories (Note 9)	75,665	41,608
	374,497	135,989
Long-term investments (carried at quoted market values) (Note 10)	20,769	3,661
Value-added tax receivables	28,875	-
Mining interests (Note 11 and Note 25 - Schedules)
- Owned by subsidiaries	1,517,277	432,725
- Investments in joint ventures	150,168	101,999
Goodwill (Notes 6 and 7)	202,070	-
Other assets (Note 12)	16,070	2,091
	$2,309,726	$676,465
Liabilities
Current
Accounts payable and accrued liabilities	$65,812	$24,223
Current taxes payable	15,658	13,797
Current portion of long-term debt (Note 13)	12,965	-
Current portion of unrealized fair value of derivative instruments (Note 17)	2,563	143
Current portion of mine restoration provisions (Note 14)	1,351	4,217
Other	472	1,501
	98,821	43,881
Unrealized fair value of derivative instruments (Note 17)	205	-
Long-term debt (Note 13)	300,447	-
Mine restoration provisions (Note 14)	45,449	27,659
Deferred income taxes (Note 19)	186,811	34,148
Employee benefits obligation	6,626	4,458
	638,359	110,146
Equity
Shareholders’ equity
Share capital (Note 15)
Issued: 674,719,721 common shares (Dec 31, 2012 – 393,307,942)	1,519,217	468,550

Contributed surplus	52,333	35,383
Accumulated other comprehensive loss	(40,539)	(6,793)
Retained earnings	132,640	62,807
	1,663,651	559,947
Non-controlling interests	7,716	6,372
	1,671,367	566,319
	$2,309,726	$676,465

Acquisition of CGA Mining Limited (Note 7)
Acquisition of Volta Resources Inc. (Note 8)
Subsequent events (Notes 11 and 13)

Approved by the Board	“Clive T. Johnson ”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2013

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	loss	interests	equity

Balance at December 31, 2012	$468,550	$35,383	$62,807	$(6,793)	$6,372	$566,319

January 1, 2013 to December 31, 2013:
Net income for the year	-	-	67,303	-	-	67,303
Shares issued for CGA Mining acquisition (Note 7)	984,870	-	-	-	-	984,870
Shares issued for Volta acquisition (Note 8)	46,423	-	-	-	-	46,423
Exercise of EVI option (Note 11)	-	-	2,530	-	2,565	5,095
Cumulative translation adjustment	-	-	-	(36,259)	(1,221)	(37,480)
Reclassify unrealized loss on investment from AOCL to income statement	-	-	-	1,407	-	1,407
Unrealized gain on investments	-	-	-	1,106	-	1,106
Shares issued for cash on exercise of stock options	2,369	-	-	-	-	2,369
Shares issued on vesting of RSU	6,312	(6,312)	-	-	-	-
Shares issued to EVI (Note 11)	7,600	-	-	-	-	7,600
Share based payments - expensed	-	18,328	-	-	-	18,328
Share based payments – capitalized to mining interests	-	5,106	-	-	-	5,106
Stock options issued on Volta Resources acquisition (Note 8)	-	949	-	-	-	949
Tax benefit related to share issue costs (Note 11)	1,972	-	-	-	-	1,972
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	1,121	(1,121)	-	-	-	-

Balance at December 31, 2013	$1,519,217	$52,333	$132,640	$(40,539)	$7,716	$1,671,367

	2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	loss	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

January 1, 2012 to December 31, 2012:
Net income for the year	-	-	51,907	-	-	51,907
Funding of non-controlling interests	-	-	(2,731)	-	2,731	-
Cumulative translation adjustment	-	-	-	(5,386)	(302)	(5,688)
Unrealized loss on investments	-	-	-	(1,407)	-	(1,407)
Shares issued for cash:
Exercise of stock options	5,150	-	-	-	-	5,150
Exercise of warrants	3,458	-	-	-	-	3,458
Incentive Plan	9	-	-	-	-	9
Shares issued for Trebol & Pavon	16,814	-	-	-	-	16,814
Shares issued on vesting of RSU	2,902	(2,902)	-	-	-	-
Share based payments - expensed	-	16,635	-	-	-	16,635
Share based payments – capitalized to mining interests	-	4,107	-	-	-	4,107
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	5,169	(5,169)	-	-	-	-

Balance at December 31, 2012	$468,550	$35,383	$62,807	$(6,793)	$6,372	$566,319

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a portfolio of development and exploration assets in Namibia, Colombia, Burkina Faso and Nicaragua. The Company acquired control of CGA Mining Limited (“CGA”) on January 16, 2013, including its producing mine, the Masbate Mine, in the Philippines (Note 7).

The Company operates the Libertad Mine and the Limon Mine in Nicaragua and, commencing on January 16, 2013, the Masbate Mine in the Philippines. The Company has a 90% interest in the Otjikoto gold project in Namibia (Note 11), a 90% interest in the Kiaka gold project in Burkina Faso (Note 8), a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint operations in Nicaragua with Radius Gold Inc. (“Radius”).

On June 4, 2013, the Company announced that its common shares had been approved to list on the NYSE MKT LLC (“NYSE MKT”) and subsequently began trading under symbol “BTG” on June 6, 2013. The Company’s shares will continue to be listed on the Toronto Stock Exchange under symbol “BTO” and on the Namibian Stock Exchange under the symbol “B2G”. The Company withdrew its shares from listing on the OTCQX concurrent with listing its shares on the NYSE MKT.

B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2013. These consolidated financial statements were authorized for issue by the Board of Directors on March 12, 2014.

3	Accounting changes and recent accounting pronouncements

The Company has adopted the following policies in 2013, in conjunction with the issuance of its convertible senior subordinated notes on August 23, 2013 (Note 13) and the acquisition of CGA on January 16, 2013 (Note 7):

Interest capitalization

Pursuant to IAS 23 “Borrowing Costs”, interest expense on the convertible senior subordinated notes is required to be capitalized to the carrying amount of the Otjikoto property (under development) by reference to the amount of related eligible expenditures capitalized to the property subsequent to the issuance of the notes. However, the amount of interest expense is calculated using the effective interest rate method, rather than using the contractual rate of interest on the notes which is 3.25% per annum. The annual effective interest rate on the notes was calculated to be 9% which includes the transaction costs attributable to the issuance of the notes. The effective rate was calculated based upon management’s estimate of the interest rate which would have been obtained on similar borrowings without the equity conversion feature at the issuance date of the notes. The Company also has other borrowings in the form of a revolving credit facility. The calculation of interest for capitalization purposes on the Otjikoto property is carried out in reference to the weighted average borrowing rate of the

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Company, which takes account of interest attributable to both the notes and the revolving corporate credit facility (Note 13).

Financial instruments
Lease liabilities
Lease liabilities are interest bearing and are initially measured at the present value, subsequently recorded at amortized cost. Lease liabilities are designated as financial liabilities.

Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement
(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or
(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are recognized in the statements of operations.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

The Company has adopted the following new standards and interpretations issued by the IASB or International Interpretation Committee (“IFRIC”) as of January 1, 2013.

Consolidated Financial Statements – IFRS 10
This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its comparative consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Joint Arrangements – IFRS 11

This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Joint venture entities are now accounted for using the equity method. At January 1, 2013, the Company adopted this standard and there was no impact on its consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with a Company’s interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its consolidated financial statements.

Fair value measurement – IFRS 13

This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and the required disclosures.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its consolidated financial statements.

4	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

% interest

- Philippines Gold Processing & Refining Corporation (“Masbate”)	100
- Desarrollo Minero de Nicaragua, S.A. (“Libertad”)	100
- Triton Minera S.A. (“Limon”)	95
- Auryx Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
- Kiaka Gold SARL (“Kiaka”) (Note 11)	100
- Mocoa Ventures Ltd. (“Mocoa”)	100
- Minesa Nueva Esperanza S.A. (“Pavon”)	100
- Inversiones Geomineras S.A. (“Trebol”)	100

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company’s Gramalote and Quebradona properties located in Colombia operate as incorporated joint ventures with AngloGold Ashanti Limited (“AngloGold”) which are accounted for as jointly controlled entities (“JCEs”). The Company does not control, either directly or indirectly, these JCEs. B2Gold accounts for its interest in these JCEs using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 15) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Business combinations
A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management's best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Goodwill
Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units (“CGU”s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

Investments in joint arrangements
A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Company’s joint arrangements consist of jointly controlled entities (involving the establishment of a corporation). On acquisition, an equity method investment is initially recognized at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company's share of post-acquisition net income or loss, depreciation, amortization or impairment.

Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States dollar, except for the Company’s Otjikoto project where the functional currency is the Namibian dollar.

Transactions and balances
Transactions denominated in foreign currencies are translated into the United States dollar as follows:

  Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

  Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

  Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

  Exchange gains and losses on translation are included in earnings.
  When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

  Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

  Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset; and

  Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments
The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are designated as loans and receivables.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximate fair values due to the short terms to maturity. Where necessary, accounts receivables are net of allowances for uncollectable amounts. Accounts receivable are designated as loans and receivables and accounts payable and accrued liabilities are designated as financial liabilities.

Debt
The Company recognizes all financial liabilities initially at fair value and classifies them as either fair value through profit and loss or loans and borrowings, as appropriate. Debt classified as loan and borrowings is subsequently measured at amortized cost, calculated using the effective interest rate method. Debt classified as fair value through profit and loss is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at “fair value through profit or loss” and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment of financial assets
At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories
Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests
Mining interests include “property, plant and equipment”, “mineral properties and mine development costs”, “deferred stripping”, “exploration and evaluation expenditures”, capitalized borrowing costs and impairment.

Property, plant and equipment
Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mineral properties and mine development costs
Mineral properties and mine development costs are stated at cost less accumulated depreciation and are accounted for on an individual project basis. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping
Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures
The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. When a production decision has been made on a property, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no minable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

Borrowing costs
Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment
The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Long-term investments
Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from accumulated OCI to the consolidated statement of operations.

Mine restoration provisions
Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the statement of operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments
The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes
Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share
Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

5	Changes in accounting standards not yet effective

Financial Instruments: Classification and Measurement – IFRS 9

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The extent of the impact of adoption of IFRS 9 has not yet been determined.

6	Significant accounting judgements and estimation uncertainties

The preparation of these financial statements in conformity with IFRS 1 requires estimates and assumptions that affect the amounts reported in these financial statements. These estimates and assumptions concerning the future will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Mine restoration provisions
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2041. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes and valuation allowances
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Business combinations
In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Impairment of Goodwill and Non-Current Assets
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually. Calculating the estimated fair values of cash generating units (“CGU”) for non-current asset impairment tests and CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, net asset value (“NAV”) multiples, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

At December 31, 2013, the entire carrying amount of the Company’s goodwill of $202.1 million related to its Masbate Mine, acquired on January 16, 2013. Goodwill was assessed for impairment in the fourth quarter of 2013. Key assumptions used for impairment testing were:

- Gold price	$1,350/ounce
- Silver price	$20/ounce
- Discount rate	5% - 7%
- NAV multiple	1.1

Based on the goodwill impairment test performed, the Company concluded that the goodwill was not impaired.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

7	Acquisition of CGA Mining Limited

On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

As a result, B2Gold issued an aggregate of 250,040,275 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding upon closing the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options. As at January 31, 2013, following completion of the Merger, there were approximately 645,382,471 issued and outstanding common shares of B2Gold.

The business combination was accounted for using the acquisition method, with B2Gold as the acquirer of CGA. For accounting purposes, the Acquisition Date was determined to be January 16, 2013, the date at which the Company obtained control of CGA. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

The cost of the acquisition was approximately $985 million, being the fair value of B2Gold shares issued, based on the issuance of 251,973,832 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1. B2Gold’s acquisition related costs of $5.9 million in 2013 and $1.6 million in 2012 have been charged to acquisition costs in the consolidated statement of operations.

These consolidated financial statements include CGA’s results commencing from January 16, 2013. The revenue included in the consolidated statement of operations since January 16, 2013 contributed by CGA was $274.1 million for the year ended December 31, 2013. Had CGA been consolidated from the start of January 1, 2013, the consolidated statement of operations would include additional revenue of $nil (no gold sales were made by CGA from January 1, 2013 to January 15, 2013).

B2GOLD CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table sets forth the final allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value. The purchase price allocation was finalized as at December 31, 2013.

$

Purchase price allocation:
Cash and cash equivalents	56,088
Restricted cash	9,000
Accounts receivable and prepaids	11,368
Inventories
- Product inventory	55,036
- Ore stockpile inventory, current portion	6,955
- Supplies inventory	11,677
Note receivable from RTG Mining Inc.	2,560
Mining interests
- Masbate Mine	688,524
- Masbate undeveloped mineral interest	176,460
Long-term Investments
- St. Augustine Gold & Copper Limited	20,193
- Sierra Mining Limited	6,038
- RTG Mining Inc.	4,806
Value-added tax receivables, long-term	21,749
Other long-term assets	1,727
Accounts payable and accrued liabilities	(31,982)
Current tax payable	(1,674)
Masbate project loan facility	(18,524)
Deferred revenue - fair value of gold contracts (Note 16)	(37,404)
Finance lease obligations, including current portion	(25,228)
Mine restoration provisions, including current portion	(16,504)
Deferred income taxes	(157,494)
Other long-term liabilities	(571)
Goodwill	202,070

Purchase price - 251,973,832 common shares of B2Gold issued on acquisition	984,870

Included in CGA’s accounts payable and accrued liabilities on January 16, 2013 was $10.1 million for CGA’s transaction costs relating to the business combination (all of which was paid subsequently in the first quarter of 2013).

The Masbate Mine’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition, which was all expensed and included in cost of sales in 2013.

The goodwill of $202.1 million resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities on the transaction due to the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. None of the goodwill is deductible for tax purposes.

A value of approximately $176.5 million assigned to undeveloped mineral interest at the Masbate Mine was attributable to (i) mineralized material within mineral resources that management believes can be brought into production and (ii) exploration potential for deposits the Company has the legal right to access, and based on interpretation of information and results, including geological data, that were available at the acquisition date. Amounts assigned to undeveloped mineral interest are not expensed (or depreciated) until the undeveloped mineral interest either becomes associated with additional proven and probable reserves and the reserves are produced or the undeveloped mineral interest is determined to be impaired.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Acquisition of Volta Resources Inc.

On December 20, 2013, B2Gold and Volta Resources Inc. (“Volta”) completed the combination of the two companies by way of a plan of arrangement under the Business Corporations Act (Ontario). Pursuant to the plan of arrangement and effective upon closing of the transaction, Volta has become a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Volta have been transferred to B2Gold in consideration for the issuance by B2Gold of 0.15 of a common share of B2Gold, for each Volta common share held (the “Exchange Ratio”). All of the outstanding options of Volta have been exchanged under the arrangement and the holders of the Volta options have received options to purchase common shares of B2Gold based on the Exchange Ratio. The arrangement has been accounted for by B2Gold as a purchase of net assets.

The combination of B2Gold and Volta has resulted in B2Gold acquiring a 90% interest in the Kiaka gold project in Burkina Faso, Africa and a 100% interest in four additional exploration projects in Burkina Faso. The Kiaka gold project is an advanced stage project.

In connection with the closing of the transaction, B2Gold has issued an aggregate of 23,331,805 common shares of B2Gold to the former shareholders of Volta and has authorized the issuance of an additional 2,079,000 common shares upon the exercise of the stock options held by the former security holders of Volta. On closing of the transaction, B2Gold had approximately 675 million common shares issued and outstanding, with former Volta shareholders holding approximately 3.4% of the fully- diluted in-the-money shares outstanding of B2Gold.

The cost of the acquisition was approximately $48.3 million, and included the fair value of B2Gold shares issued of $46.4 million, based on the issuance of 23,331,805 B2Gold shares at Cdn.$2.12 per share (the opening share price on the TSX on December 20, 2013) and a foreign exchange rate of Cdn.$1.0648 to $1, the fair value of B2Gold replacement options of $0.9 million, plus B2Gold transaction costs of $1 million. The options have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rate of approximately 1%, an expected volatility of up to 59%, an expected average life of up to 3.7 years and a dividend yield of nil.

The purchase price was calculated as follows:

$

Common shares issued (23,331,805 B2Gold common shares)	46,423
Fair value of Volta stock options	949
Transaction costs	967

Total purchase price	48,339

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$

Purchase price allocation:
Cash and cash equivalents	4,184
Accounts receivable and prepaids	408
Long-term investments – GoldStone Resources Ltd. (Note 10)	20
Other assets	60
Mining interests – Kiaka – development property	50,550
Accounts payable and accrued liabilities	(6,183)
Current taxes payable	(700)

48,339

9	Inventories

	2013	2012
	$	$

Gold and silver bullion:
- Masbate Mine	13,594	-
- Libertad Mine	7,182	8,832
- Limon Mine	2,274	2,722

	23,050	11,554

In-process inventory	8,471	4,128

Ore stock-pile inventory	3,427	543

Materials and supplies:
- Masbate Mine	14,715	-
- Libertad Mine	16,366	13,142
- Limon Mine	9,636	12,241

	40,717	25,383

	75,665	41,608

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

10	Long-term investments

	As at December 31, 2013					As at December 31, 2012
					Fair				Fair
	Ownership	Cost	Impairment	AOCL	Value	Ownership	Cost	AOCL	Value
	%	$	$	$	$	%	$	$	$
Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	13.8%	20,193	(8,452)	-	11,741	-	-	-	-
RTG Mining Inc.	18.4%	8,803	(4,011)	-	4,792	-	-	-	-
Sierra Mining Limited	7.9%	5,893	(3,867)	1,344	3,370	-	-	-	-
Calibre Mining Corp.	10.6%	5,068	(4,222)	-	846	10.6%	5,068	(1,407)	3,661
GoldStone Resources Ltd. (Note 8)	0.4%	20	-	-	20	-	-	-	-
Balance, end of year		39,977	(20,552)	1,344	20,769		5,068	(1,407)	3,661

The Company holds available-for-sale investments in certain public companies, as disclosed in the table above. On January 16, 2013, the Company, through its acquisition of CGA, acquired investments in the securities of St. Augustine Gold & Copper Ltd., RTG Mining Inc. (formerly “Ratel Group Limited”), and Sierra Mining Limited (Note 7). In addition, the Company participated in a private placement of RTG Mining Inc. and purchased 30.8 million of its common shares for approximately $4 million on February 2, 2013.

During 2013, the Company recorded an impairment loss totalling $20.6 million in the statement of operations, as a result of a significant further decline in the fair value of its available-for-sale equity securities, including $1.4 million that was reclassified from accumulated other comprehensive loss (“AOCL”) to net earnings.

At December 31, 2013, the Company recorded a $1.1 million unrealized gain net of related deferred income taxes of $0.2 million in the statement of other comprehensive income (“OCI”), as a result of an increase in the fair value of its investment in Sierra Mining Corp. (“Sierra Mining”). In the fourth quarter of 2013, the Company sold 1.3 million shares of its investment in Sierra Mining for net proceeds of $0.3 million, realizing a gain of $0.1 million.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

11	Mining interests

	2013	2012
	$	$

Property, plant & equipment (depletable)
Masbate Mine, Philippines (Note 7)
Cost (includes leased assets of $21.7 million)	723,155	-
Accumulated depreciation and depletion	(40,744)	-

	682,411	-

Libertad Mine (including Jabali), Nicaragua
Cost	259,518	215,941
Accumulated depreciation and depletion	(83,927)	(51,673)

	175,591	164,268

Limon Mine, Nicaragua
Cost	120,139	105,727
Accumulated depreciation and depletion	(44,970)	(27,349)

	75,169	78,378

Masbate undeveloped mineral interests (Note 7)	176,460	-

Mineral properties (non-depletable)
Otjikoto, Namibia	289,945	118,798
Kiaka, Burkina Faso (Note 8)	50,550	-
Mocoa, Colombia	28,200	27,539
Trebol & Pavon, Nicaragua	24,870	24,333
San Jose, Nicaragua	1,123	-
Cebollati, Uruguay	-	9,051
Calibre, Nicaragua	8,496	7,112
Other	861	-

	404,045	186,833

Corporate & other
Bellavista, Costa Rica	2,611	2,601
Office, furniture and equipment, net	990	645

	3,601	3,246

	1,517,277	432,725

Investments in joint ventures
(accounted for using the equity method)
Gramalote, Colombia	148,967	100,798
Quebradona, Colombia	1,201	1,201

	150,168	101,999

	1,667,445	534,724

Sale of the Brucejack royalty
On May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in and to an existing 1.2% net smelter returns royalty (“NSR”), covering Pretium Resources Inc.’s (“Pretium”) Brucejack gold project in north-western British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between the Company and Franco-Nevada Corporation dated May 8, 2013.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Brucejack royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. In the period since the original accounting for the business combination the Company previously determined that the NSR did not fulfil the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2013, the Company recorded a $44.5 million pre-tax gain on disposal of the NSR, net of related transaction costs of $0.5 million.

The Company has determined that for tax purposes it would utilize certain of its Canadian tax losses and past share issue costs to fully offset the gain on the sale of the NSR. In accordance with IAS 12 “Income Taxes”, a deferred tax expense was recorded for $2 million in the second quarter of 2013 which related to the portion of the past share issue costs that were utilized on the sale. As these share issue costs were originally recognized in equity, the deferred tax credit related to the utilization of these share issue costs was also recorded in equity.

Otjikoto
On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares (“Preference Shares”) in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately 59.3 million Namibian dollars ($6.5 million). B2Gold Namibia was then owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company.

On April 10, 2013, the Company entered into an investment agreement (the “Investment Agreement”) with EVI pursuant to which, among other things, EVI agreed to purchase common shares of the Company with an aggregate subscription price of $7.6 million. The subscription price was satisfied by a payment of $6.6 million to the Company and a $1 million payment as consideration for EVI assigning to the Company its existing right to acquire an additional 5% interest in the Otjikoto gold project. Subsequent to December 31, 2013, on February 24, 2014, the proceeds from the sale of the common shares of the Company were used by EVI to redeem the preference shares held by B2Gold Namibia for 59.3 million Namibian dollars ($5.5 million). In addition, EVI also agreed to exercise its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

On April 10, 2013, BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, entered into a loan agreement with EVI pursuant to which BKWE agreed to loan up to $11.6 million to EVI so that EVI could satisfy the payments required under the Investment Agreement, including the cash payment for the purchase for common shares and the acquisition of the additional 2% interest in the Otjikoto gold project. The loans accrue interest at a rate of up to 5% per annum and are secured by a pledge of the shares of the Company and B2Gold Namibia that are held by EVI. The loan is expected to be repaid from EVI’s share of available cash from the operations of the Otjikoto gold mine.

On July 9, 2013, EVI exercised its right to acquire the additional 2% interest in the Otjikoto Project. Accordingly, the Company and EVI now hold a 90% and 10% interest, respectively, in the Otjikoto Project and EVI has no further right to increase its interest in the Otjikoto Project. For accounting purposes, as the issuance of common shares in the Company’s subsidiary, B2Gold Namibia, did not result in a loss of control, the dilution of the Company's aggregate interest in its subsidiary and corresponding increase in the non-controlling interest of $2.6 million was accounted for within Shareholders' Equity in accordance with the consideration received.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

During 2013, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto (subsequent to the issuance of the related loans) in the amount of $2.5 million. This interest was calculated on an effective interest basis on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 13).

Kiaka
The Company owns a 90% interest in the Kiaka project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso. The current exploration licence (the “Kiaka Licence”) is 100% owned by the Company (indirectly through its subsidiary Kiaka Gold SARL), subject to a 10% carried interest held by GAMS – Mining F&I Ltd. (“GAMS”), a Cypriot company with local Burkinabe affiliates. This carried interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to development and production stage, an operating company will be formed with each Kiaka Gold SARL and GAMS contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest.

Calibre
On September 9, 2013, the Company and Calibre Mining Corp. (“Calibre”) entered into a joint operation agreement (the “JV Agreement”), which superseded the letter agreement between the parties dated April 24, 2013 (the “Letter Agreement”), to govern the joint operation between the parties with respect to the operations at the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the project, while the Company has a 51% interest and is the project operator. Under the terms of the JV Agreement, the Company was granted an option to earn an additional 19% interest in and to the project, for a total interest of 70%, by spending Cdn.$6 million in additional project expenditures on or prior to April 24, 2016. Upon entering into the JV Agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) was terminated and superseded in its entirety by the JV Agreement.

In conjunction with the Letter Agreement, Calibre applied to the TSX Venture Exchange (the “Exchange”) to approve amendments to the terms of 10 million common share purchase warrants (the “Warrants”) of Calibre held by the Company. The Warrants were issued to the Company pursuant to a non-brokered private placement of 20 million units at a price of Cdn.$0.25 per unit, which closed on May 2, 2012. Each unit consisted of one common share and one-half of one Warrant, with each Warrant entitling the Company to purchase an additional common share of the Company until May 2, 2013 at an exercise price of Cdn.$0.50. Pursuant to the amendments, the Warrants were amended by extending the term of the Warrants by one additional year from May 2, 2013 to May 2, 2014 (the “Amended Expiry Date”) and by reducing the exercise price of the Warrants from Cdn.$0.50 to Cdn.$0.10 (the “Amended Exercise Price”).

If during the term of the amended Warrants, the closing price of Calibre’s common shares on the Exchange is equal to or greater than during a period of 10 consecutive trading days the Amended Exercise Price by 25%, then the Amended Expiry Date will be deemed to be automatically accelerated as a result of which the amended Warrants will expire on the earlier of the 37th calendar day following the tenth trading day and the Amended Expiry Date. All other terms and conditions of the Warrants remained unchanged.

Bellavista
On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. The Optionee has the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including conducting diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Cebollati
On September 2, 2010, the Company entered into an agreement (the “Cebollati Option Agreement”) with Weeping Apple S.A., a private Uruguayan company, to option the Cebollati property located in Uruguay. Pursuant to the terms of the Cebollati Option Agreement, the Company earned an 80% interest in the Cebollati Property by paying an aggregate of $1 million. On January 31, 2012, the Company made the final cash payment under the Cebollati Option Agreement and now holds an 80% interest in the Cebollati property. The Company was required to fund all exploration work through feasibility and was subject to the continuing obligations set out in the Cebollati Option Agreement.

In the third quarter of 2013, the Company made a decision not to continue exploring the Cebollati property. As a result, the carrying value of the Cebollati property was written off in the amount of $9.6 million. The Company is currently looking to sell its interest in the property.

Trebol and Pavon properties
On April 9, 2012, the Company and Radius announced that the two companies had entered into a binding letter agreement pursuant to which the Company agreed, among other things, to acquire a 100% interest in the Trebol and Pavon gold properties in Nicaragua in consideration of Cdn.$20 million, payable in 4,815,894 common shares of B2Gold (calculated at a price per share of Cdn.$4.15 based on the volume weighted average price of B2Gold’s common shares on the TSX for the ten trading days immediately preceding the date of the letter agreement). In addition, the Company has agreed to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis) on the Trebol property. Based on a previous joint operation agreement with Radius, the Company had earned a 60% interest in the Trebol and Pavon properties by expending a total of $4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint operation. The parties entered into a definitive share purchase agreement dated July 24, 2012 and completed the transaction on August 10, 2012.

In connection with the transaction, the Company and Radius terminated all other aspects of the existing option and joint operation arrangements entered into between the parties in December 2009 in respect of the Trebol, Pavon and San Pedro exploration properties.

The Company and Radius have also entered into a joint operation agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint operation.

Under IFRS, the actual measurement date of the purchase price occurs on the date the consideration is paid. Consequently, for accounting purposes, the acquisition cost of the Trebol and Pavon properties was $16.9 million, consisting of $16.8 million, being the fair value of 4,815,894 B2Gold shares issued on August 10, 2012 at Cdn.$3.46 per share (the closing share price of B2Gold shares on August 10, 2012), plus B2Gold transaction costs of $0.1 million.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

12	Other assets

	2013	2012
	$	$

EVI loan receivable, including accrued interest (Note 11)	11,898	-
Reclamation deposits	1,495	652
Debt service reserve account (Note 13)	1,149	-
Other	1,528	1,439

	16,070	2,091

13	Long-term debt

	2013	2012
	$	$

Convertible senior subordinated notes:
- Principal amount owing at December 31, 2013	258,750	-
- Less: fair value adjustment	(21,196)	-

	237,554	-

Revolving corporate credit facility:
- Principal amount owing at December 31, 2013	50,000	-
- Less: unamortized transaction costs	(3,399)	-

	46,601	-

Equipment loans/finance lease obligations:
- Masbate finance lease obligations	17,273	-
- Otjikoto equipment loan facility (net of unamortized transaction costs of approximately $1 million)	9,168	-
- Libertad equipment loan	2,816	-

	29,257	-

	313,412	-

Less: current portion	(12,965)	-

	300,447	-

Convertible senior subordinated notes
On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $258.75 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the senior secured credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

The Company may not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, the Company may redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The Company may also redeem the notes, if tax laws related to Canadian withholding tax change subject to certain further conditions.

For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has classified the entire notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value being recorded immediately in the statement of operations. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the statement of operations in the amount of $9.7 million.

The notes are measured at fair value on each financial reporting period-end date. The fair value of the notes is determined from the quoted price of the notes that are traded in an over-the-counter broker market. The fair value measurement is categorized in Level 2 of the fair value hierarchy for disclosure of the method used to estimate fair value under IFRS 13 “Fair Value Measurement” (as the Company is valuing the notes using the quoted price of the notes traded by other parties as assets in the over-the-counter broker market). Interest expense related to the notes is disclosed as part of the overall change in fair value of the notes in the statement of operations.

The overall change in fair value of the notes during the year ended December 31, 2013 was a reduction in value of $21.2 million which included accrued contractual interest of $3 million. The change in fair value of the notes recognized in the statement of operations was reduced by $1.6 million of interest expense which was attributable to eligible expenditures on the Ojikoto property and capitalized to the carrying amount of the property.

Revolving corporate credit facility
On April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility (“Senior Credit Facility”) with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017 and the facility has an interest rate of LIBOR plus a margin of 3.5%. The commitment fee on undrawn amounts under the Senior Credit Facility is 1.0% per annum calculated daily, provided that, if the conditions precedent to the first drawdown under tranche 2 or tranche 3 have been satisfied, and less than $50 million is drawn under the Senior Credit Facility, the applicable rate for calculation of the commitment fees on all undrawn amounts shall be increased to 1.25% per annum.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes. The Senior Credit Facility is secured by a general security agreement from the Company granting a security interest over the Company’s assets, pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries and guarantees from certain of the Company’s subsidiaries guaranteeing the obligations of the Company relating to the Senior Credit Facility and in certain cases, security from the guarantors, all in favour of the Lenders. In connection with the Senior Credit Facility, the Company must also maintain certain liquidity and ratios for current assets and liabilities, leverage, interest coverage and net worth. As at December 31, 2013, the Company was in compliance with these debt covenants.

Transaction costs relating to the Senior Credit Facility totalled $4 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the Senior Credit Facility has been presented on the Consolidated Balance Sheet net of the unamortized balance of transaction costs.

As at December 31, 2013, the Company had drawn down a net total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility. In addition, in the second and third quarters of 2013, the Company drew down another $25 million and $50 million, respectively. On August 26, 2013, the Company repaid $50 million using a portion of the proceeds from the issuance of the convertible notes.

Subsequent to December 31, 2013, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility.

Masbate project loan facility
On May 26, 2008, CGA had secured an $80.3 million project finance facility arranged by BNP Paribas Bank (as a syndicated facility) (the “Masbate Facility”), which was fully drawn during CGA’s 2009 financial year to fund the development of the Masbate Mine. The Masbate Facility bore interest at a rate of LIBOR plus 3.15% per annum and was collateralized against the Masbate Mine. The Masbate Facility included customary covenants for debt financings of this type. On January 16, 2013, upon the acquisition of CGA, there was an outstanding balance of approximately $18.5 million under the Masbate Facility.

On March 28, 2013, the Company made a principal repayment of $4.5 million on the Masbate Facility. On June 28, 2013, the Company made a final repayment of approximately $14 million, paying off the Masbate Facility in full. Restricted cash of $9 million which had been held with BNP Paribas Bank as required under the Masbate Facility Project facility agreement was released to the Company.

Masbate finance lease obligations
CGA, through several of its subsidiaries, entered into a finance lease for certain mobile equipment at the Masbate operations. The lease details are specified in a mining services agreement with Leighton Contractors (Philippines) Incorporated and Leighton Holdings Limited (“Leighton”). The leased assets have terms that are between three and six years, up to March 2017. The Company has determined that the lease represents a finance lease and that the risks and benefits under this lease arrangement reside with a subsidiary of CGA. The Company has assumed CGA’s finance lease obligations as a result of the acquisition of CGA on January 16, 2013.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2013, the finance lease was composed of the following obligations:

		Present value
	Minimum lease	of minimum
	payments	lease payments
	$	$

Not later than one year	7,863	7,307
Later than one year and not later than five years	10,726	9,966

	18,589	17,273
Less future finance charges	(1,316)	-

Present value of minimum lease payments	17,273	17,273

Otjikoto equipment loan facility
On December 4, 2013, a subsidiary of the Company, B2Gold Namibia Minerals (Proprietary) Limited (the "Borrower") entered into a $40.9 million term loan facility with Caterpillar Financial SARL, as arranger, and Caterpillar Financial Services Corporation, as original lender, to finance or refinance equipment at the Company's Otjikoto project. Loans may be advanced under the facility until June, 30 2015, and each loan is repayable in 20 equal quarterly installments. The final repayment date shall be the earlier of the date when the last loan advanced under the facility falls due and June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly. At December 31, 2013, the Borrower had drawn $10.2 million under the facility. Transaction costs relating to the facility totalled approximately $1 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the facility has been presented on the consolidated Balance Sheet net of the unamortized balance of transaction costs.

The Borrower is required to maintain a deposit in a debt service reserve account ("DSRA") with HSBC Bank Bermuda Limited equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At December 31, 2013, the balance in the DSRA was $1.1 million.

The indebtedness of the Borrower under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Borrower, a Bermudan law debt service reserve account security agreement granting security over the DSRA, a Namibian law cession in securitatem agreement granting security over all of the Borrower's rights under any existing or future warranty in connection with the purchase of equipment, and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

Libertad equipment loan
During the first quarter of 2013, a subsidiary of the Company purchased mobile heavy equipment valued at $4.2 million for its Libertad operation. The Company paid 20% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 80%. The contracts have a sixty month term, with quarterly payments of principal and interest at a variable rate of LIBOR plus 4.1%. The loan is secured by the equipment.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2013:

	2014	2015	2016	2017	2018	Total
	$	$	$	$	$	$

Convertible senior subordinated notes:
- Principal	-	-	-	-	258,750	258,750
- Interest	9,321	8,409	8,409	8,409	8,409	42,957

Revolving corporate credit facility:
- Principal	-	-	-	50,000	-	50,000
- Interest & commitment fees (estimated)	2,251	2,251	2,251	876	-	7,629

Masbate finance lease obligations[1] :
- Principal	7,307	5,268	1,314	3,384	-	17,273
- Interest	557	378	289	92	-	1,316

Otjikoto equipment loan facility:
- Principal	2,030	2,030	2,030	2,030	2,030	10,150
- Interest (estimated)	731	516	218	135	52	1,652

Libertad equipment loan:
- Principal	605	665	665	665	216	2,816
- Interest (estimated)	104	86	57	28	2	277

	22,906	19,603	15,233	65,619	269,459	392,820

____________________

1 Subsequent to December 31, 2013, the Company notified Leighton that it has exercised its option to terminate the mining services agreement effective December 31, 2014 and will purchase the leased assets under the agreement commencing on June 30, 2014.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

14	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2013, management used a risk-free rate applicable to each geographic location ranging from 0.3% to 3.4% and an inflation rate of 1.6%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $54.9 million at December 31, 2013. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2020 to 2041.

The following table shows the movement in the provision for mine restoration provisions:

	2013	2012
	$	$

Balance, beginning of year	31,876	28,107
Acquired during the period (Note 7)	16,504	-
Reclamation spending	(1,073)	(3,486)
Accretion expense	2,606	1,776
Change in obligation	(3,113)	5,479

Balance, end of year	46,800	31,876
Less: current portion	(1,351)	(4,217)

	45,449	27,659

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

15	Capital stock

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2013, the Company had 674,719,721 common shares outstanding, including 3,455,000 common shares being held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

	2013		2012

	Shares	Amount	Shares	Amount
	(‘000’s)	$	(‘000’s)	$

Balance, beginning of year	393,308	468,550	382,495	435,048

Issued during the period:
For CGA acquisition (Note 7)	251,974	984,870	-	-
For Volta acquisition (Note 8)	23,332	46,423	-	-
Shares issued to EVI (Note 11)	2,513	7,600	-	-
For cash, on exercise of stock options	1,600	2,369	3,586	5,150
On vesting of Restricted Share Units	1,993	6,312	798	2,902
For Trebol & Pavon properties	-	-	4,816	16,814
For cash, on exercise of warrants	-	-	1,613	3,458
For cash, Incentive Plan	-	-	-	9
Tax benefit related to share issue costs (Note 11)	-	1,972	-	-
Transfer to share capital the fair value assigned to stock options/share purchase warrants exercised from contributed surplus	-	1,121	-	5,169

	281,412	1,050,667	10,813	33,502

Balance, end of year	674,720	1,519,217	393,308	468,550

On December 20, 2013, the Company issued (or made available for issue) approximately 23.3 million common shares in exchange for all of the issued and outstanding shares of Volta (Note 8).

On June 14, 2013, pursuant to an Investment Agreement with EVI, the Company issued approximately 2.5 million common shares to EVI for total consideration of $7.6 million, consisting of a payment of $6.6 million to the Company and a $1 million payment as consideration for EVI assigning to the Company its existing right to acquire an additional 5% interest in the Otjikoto gold project (Note 11).

On January 31, 2013, upon closing of the Merger, B2Gold issued approximately 252 million common shares in exchange for all of the issued and outstanding shares of CGA (Note 7).

On August 10, 2012, pursuant to a share purchase agreement with Radius dated July 24, 2012, the Company acquired a 100% interest in the Trebol and Pavon exploration properties in Nicaragua by issuing approximately 4.8 million common shares to Radius (Note 11).

During 2013, the Company received $2.4 million (2012 - $5.2 million) and $nil (2012 - $3.5 million) pursuant to the exercise of 1.6 million (2012 – 3.6 million) stock options and $nil (2012 – 1.6 million) warrants, respectively.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Stock options
During 2013, approximately 17.7 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$2.32 to Cdn.$3.80 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $19.9 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.21%, an expected life of up to 3.5 years, an expected volatility ranging from 54% to 58%, and a dividend yield rate of nil.

During 2012, approximately 11.1 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$3.06 to Cdn.$3.93 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $15.7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.22%, an expected life of up to 3.5 years, an expected volatility ranging from 58% to 69%, and a dividend yield rate of nil.

It is the Company’s policy to not grant stock options to executive directors and officers that were founders of the Company.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the year ended December 31, 2013, share-based payments expense, relating to the vesting of stock options, was $9.1 million (2012 - $10 million), net of $3.7 million (2012 - $3.3 million) capitalized to mining interests.

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2011	15,282	1.90
Granted	11,116	3.16
Exercised	(3,586)	1.43
Forfeited or expired	(278)	3.16

Outstanding at December 31, 2012	22,534	2.58
Options issued on Volta acquisition (Note 8)	2,079	6.88
Granted	17,685	2.99
Exercised	(1,600)	1.50
Cancelled or forfeited	(638)	3.23

Outstanding at December 31, 2013	40,060	3.02

During 2013, 1.6 million (2012 – 3.6 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn.$3.16 (2012 – Cdn.$3.86).

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Stock options outstanding and exercisable as at December 31, 2013 are as follows:

Range of	Number of		Weighted-	Number of	Weighted-
exercise	outstanding	Weighted-	average	exercisable	average
prices	options	average years	exercise price	options	exercise price
(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

0.80 – 0.99	2,904	1.25	0.81	2,904	0.81
1.00 – 1.99	853	1.41	1.50	853	1.50
2.00 – 2.99	7,097	2.77	2.44	4,524	2.42
3.00 – 3.99	27,645	3.68	3.11	7,394	3.14
4.00 – 4.99	530	3.35	4.75	530	4.75
10.00 – 13.00	1,031	2.00	11.24	1,031	11.24

	40,060	3.25	3.02	17,236	3.01

Restricted share unit plan
On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration. The Company has reserved 8 million common shares for issuance under the RSU Plan.

During the year ended December 31, 2013, the Company granted approximately 3.3 million RSU to executive officers and employees of the Company. One-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was approximately $9.6 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

On April 26, 2012, the Company granted approximately 2.4 million RSU. For the majority of the RSU granted, one-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was $8.7 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2013, share-based payments expense, relating to the vesting of RSU, was $9.2 million (2012 - $5 million), net of $1.4 million (2012 - $0.8 million) capitalized to mining interests.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

A summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2011	-
Granted	2,401
Vested and converted to common shares	(798)

Outstanding at December 31, 2012	1,603
Granted	3,348
Vested and converted to common shares	(1,993)

Outstanding at December 31, 2013	2,958

Incentive plan
On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

On May 28, 2012, 0.5 million common shares were awarded from the trust under the Incentive Plan to a senior employee, George Johnson, of the Company. In connection with the award, the Company recorded a share-based payments expense of $1.6 million (the market value of the shares on the date of the award). At December 31, 2013, approximately 3.5 million common shares remain held in the Company’s Incentive Plan trust.

Earnings per share
The following is the calculation of diluted net income for the period:

	2013	2012
	$	$
Net income for the year	67,303	51,907
Gain on fair value of convertible notes (Note 13)	(22,815)	-
Diluted net income for the year	44,488	51,907

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is the calculation of diluted weighted average number of shares outstanding for the period:

	2013	2012

Basic weighted average number of shares outstanding (in thousands)	636,130	384,733

Effect of dilutive securities:
- Stock options	3,205	6,655
- Restricted share units	1,015	552
- Convertible notes	23,435	-

Diluted weighted average number of shares outstanding (in thousands)	663,785	391,940

The following is the basic and diluted earnings per share:

	2013	2012
	$	$

Earnings per share (attributable to shareholders of the Company):
- Basic	0.11	0.13
- Diluted	0.07	0.13

16	Deferred revenue and gold commitments

As a result of the acquisition of CGA, the Company assumed its gold forward contracts relating to the Masbate project for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting as the fixed terms of the contracts were unfavourable compared to market terms for similar contracts) was estimated to be negative $37.4 million on January 16, 2013. The fair value was calculated using spot and forward prices and volatilities.

The acquired gold forward contracts were excluded from the scope of IAS 39 “Financial Instruments: Recognition and Measurement”, as they were non-financial instruments that qualified for the own use exemption and did not contain any embedded derivatives which would require to be accounted for separately from the executory host contracts. As a result, these contracts were not subsequently re- measured at fair value after initial recognition and were reduced through a corresponding increase to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. At December 31, 2013, all of the gold forward contracts had been delivered into during the year and the related fair value of negative $37.4 million on acquisition had been fully amortized to gold revenue.

Under the terms of the Senior Credit Facility (Note 13), the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. As a result, the Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales. At December 31, 2013, the following gold forward contracts with respect to the Otjikoto Project were outstanding (by maturity dates).

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	30,996	30,996	30,996	24,996	117,984
- Average price per ounce (rand)	14,767	14,864	14,974	15,075	14,912

Subsequent to December 31, 2013, the Company entered into rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

17	Derivative financial instruments

The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

At December 31, 2013, forward currency contracts totalling $6 million at an average rate of 9.68 rand were outstanding with maturity dates ranging from January 2014 to December 2014. In addition, “zero-cost put/ call” collar contracts totalling $49 million were outstanding with maturity dates ranging from January 2014 to December 2014 with an average floor price of 9.68 rand and an average ceiling price of 10.74 rand.

These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the statement of operations for the period. For the year ended December 31, 2013, the Company recorded an unrealized derivative loss of $2.5 million (2012 - $0.1 million) and a realized derivative loss of $4.8 million (2012 - $0.2 million) on these contracts.

At December 31, 2013, the Company’s foreign currency contracts had an estimated fair value of negative $2.6 million (2012 – negative $0.1 million). The fair value was calculated using market observable inputs such as spot exchange rates, interest rate differentials and implied volatility. Fair value measurement for these contracts are classified as Level 2 within the fair value hierarchy established by IFRS 7.

The following is a summary, by maturity dates, of the Company’s foreign currency contracts outstanding as at December 31, 2013:

	Q1	Q2	Q3	Q4
	2014	2014	2014	2014	Total
	$	$	$	$	$

Rand forward contracts:
- Notional amount	1,500	1,500	1,500	1,500	6,000
- Average contract price	9.51	9.62	9.73	9.85	9.68

Rand zero-cost collars:
- Notional amount	12,500	13,500	12,500	10,500	49,000
- Average floor price	9.68	9.73	9.69	9.59	9.68
- Average ceiling price	10.68	10.76	10.77	10.76	10.74

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations. For the year ended December 31, 2013, the Company recorded an unrealized derivative loss of $0.2 million in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at December 31, 2013:

	2015	2016	2017	2018	Total

Gold zero-cost collars:
- Floor amount (ounces)	10,200	10,200	10,200	1,400	32,000
- Average floor price	$1,000	$1,000	$1,000	$1,000	$1,000

- Ceiling amount (ounces)	18,300	18,300	18,300	2,100	57,000
- Average ceiling price	$1,721	$1,721	$1,721	$1,700	$1,721

18	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable from EVI (Notes 11 and 12), long-term investments (Note 10), investment in EVI preference shares (Notes 11 and 12), accounts payable and accrued liabilities, South African rand foreign exchange derivative contracts (Note 17), gold derivative contracts (Note 17), and debt (Note 13).

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at December 31, 2013, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at December 31, 2013		As at December 31, 2012

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 10)	20,769	-	3,661	-
Convertible senior subordinated notes (Note 13)	-	237,554	-	-
Derivative liabilities (Note 17)	-	2,768	-	143

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The carrying values of accounts receivable, the investment in EVI preference shares and accounts payable and accrued liabilities are representative of their respective fair values due to the short-term nature of these instruments. The carrying value of the Company’s Senior Credit Facility is representative of its fair value due to the floating rate nature of this instrument and the insignificant effect of changes in the Company’s credit risk on the credit spread of the loan facility. The carrying value of the loan receivable from EVI is representative of its respective fair value as the credit spread on the loan is approximately equal to the risk premium of the counterparty.

Capital risk management
The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold, minimizing production costs and a successful exploration environment are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk
As at December 31, 2013, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable and the loan receivable from EVI. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk
As at December 31, 2013, the Company had cash and cash equivalents of $252.7 million. Cash provided by operating activities before changes in non-cash working capital totalled $144.3 million for the year ended December 31, 2013. As at December 31, 2013, the Company had available a $150 million Senior Credit Facility of which $50 million had been utilized.

On August 23, 2013, the Company issued convertible senior subordinated notes (Note 13) with an aggregate principal amount of $258.75 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the senior secured credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries. The Company received net proceeds of $249.1 million, net of transaction costs. Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, under certain circumstances.

On April 16, 2013, the Company announced the closing of a new Senior Credit Facility with a syndicate of banks (Note 13). The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017. The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes. As at December 31, 2013, the Company had drawn down a net total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million. Subsequent to December 31, 2013, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million.

As at December 31, 2013, the Company had drawn down $10.2 million under the Otjikoto equipment loan facility (Note 13), leaving an unused balance of $30.7 million.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2013, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

  For the purchase of $10.9 million of equipment for the construction of the mill at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but it is expected that the entire $10.9 million will be incurred in the first half of 2014.

  For further payments of $7.4 million for the construction of a power plant at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but it is expected that the entire $7.4 million will be incurred in the first half of 2014.

  For further payments of $9.1 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $2.7 million will be paid in 2014, $6.1 million in 2015 and the remaining $0.3 million in 2016.

Market risk
Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Colombian pesos, Namibian dollars and Philippine pesos. As the exchange rates between the Canadian dollar, Colombian peso, Namibian dollar and Philippine pesos fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua and the Philippines.

Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project (Note 17). As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2013, $223.4 million of the Company’s $252.7 million in cash and cash equivalents was held in United States dollars.

The Company’s operations expose it to changes in the price of gold. A 5% increase/(decrease) in the price of gold would have resulted in an increase/(decrease) in earnings of approximately $25.3 million for the year ended December 31, 2013 based on gold revenue. The Company’s earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

19	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2013	2012
	$	$

Consolidated income before income taxes	87,105	77,270
Canadian federal and provincial income tax rates	25.75%	25.0%

Income tax expense at statutory rates	22,430	19,317

Increase (decrease) attributable to:

Effects of different foreign statutory tax rates and tax holidays	(14,591)	143
Non-deductible expenditures	6,823	5,373
Tax benefit of losses not previously recorded	(6,132)	-
Losses for which no tax benefit has been recorded	6,011	3,543
Withholding tax and minimum tax	2,189	3,343
Change due to foreign exchange	1,634	(2,384)
Non-taxable portion of losses	1,468	271
Amounts under/(over) provided for in prior years	(30)	57
Tax benefit of refiling tax returns	-	(4,300)
Change in enacted tax rate	-	-

Income tax expense	19,802	25,363

Current income tax, withholding and other taxes	22,899	17,853
Deferred income tax (recovery) expense	(3,097)	7,510

Income tax expense	19,802	25,363

The combined federal and provincial income tax rates increased in 2013 due to legislated increases in income tax rates.

Total income tax expense attributable to geographical jurisdiction is as follows:

	2013	2012
	$	$

Nicaragua	20,721	25,363
Philippines	(424)	-
Canada	1,972	-
Australia	(2,467)	-

	19,802	25,363

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The composition of the Company’s net deferred income tax liabilities and deferred tax expense is as follows:

	Deferred tax (liabilities)/		Deferred income
	assets		tax (recovery)/expense
	As at	As at
	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$

Operating loss carry-forwards	6,240	-	(6,240)	267
Current assets and liabilities	11,667	(301)	(1,956)	1,121
Investments	-	-	(2,228)	-
Mining interests	(214,205)	(42,272)	1,704	8,427
Long term debt	(5,511)	-	5,511	(1,040)
Mine restoration provisions	13,247	8,425	130	(1,265)
Other	1,751	-	(1,753)	-
Deferred tax charged to equity	-	-	1,735	-

	(186,811)	(34,148)	(3,097)	7,510

The Company has the following unrecognized deferred tax assets:

	2013	2012
	$	$

Operating loss carry-forwards	12,144	19,394
Debt and share issue costs	2,790	1,059
Mine restoration provisions	1,155	1,134
Mining interests and other	1,442	1,416

	17,531	23,003

The change for the year in the Company’s net deferred tax position was as follows:

	2013	2012
	$	$

Balance, beginning of year	34,148	26,638

Deferred income tax (recovery) expense	(3,097)	7,510
Recorded on CGA acquisition	157,494	-
Amount charged to OCI	238	-
Amount charge to equity	(1,972)	-

	152,663	7,510

Balance, end of year	186,811	34,148

The Company had tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the tax losses only to the extent of anticipated future income that can be reduced by tax losses. The gross amount of the tax losses as at December 31, 2013 for which a tax benefit has not been recorded expire as follows:

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Year of
expiry	Canada	Costa Rica	Colombia	Namibia	Nicaragua	Total
	$	$	$	$	$	$

	-		-	-
2014	-	268	-	-	2,356	2,624
2015	-	2	-	-	5,451	5,453
2016	-	62	-	-	3,473	3,535
2017	-	6	-	-	-	6
2018	-	2	-	-	-	2
2027	136	-	-	-	-	136
2028	620	-	-	-	-	620
2029	279	-	-	-	-	279
2030	6,699	-	-	-	-	6,699
2031	8,518	-	-	-	-	8,518
2032	14,398	-	-	-	-	14,398
2033	244					244
No expiry	-	-	7,522	9,042	-	16,564

Total	30,894	340	7,522	9,042	11,280	59,078

At December 31, 2013 the Company had capital losses in Canada of $18.5 million which have no expiry date and can be applied against future capital gains.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

20	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	2013	2012
	$	$

Changes in non-cash working capital:
Accounts receivable and prepaids	1,406	(1,323)
Value-added and other tax receivables	(1,086)	(4,588)
Inventories	11,483	(13,906)
Accounts payable and accrued liabilities	(7,808)	2,952
Income and other taxes payables	(511)	7,543

	3,484	(9,322)

	2013	2012
	$	$

Other exploration and development:
Masbate Mine, exploration	(8,422)	-
Libertad Mine, exploration	(4,656)	(6,712)
Limon Mine, exploration	(4,072)	(4,645)
Otjikoto, exploration/feasibility	(6,318)	(20,424)
Primavera, exploration	(1,330)	(5,376)
San Jose, exploration	(1,123)	-
Mocoa, exploration	(596)	(3,607)
Cebollati, exploration	(425)	(3,091)
Trebol and Pavon, exploration	(417)	(2,552)
Other	(863)	(808)

	(28,222)	(47,215)

	2013	2012
	$	$

Non-cash investing and financing activities:
Common shares issued for CGA acquisition (Note 7)	984,870	-
Common shares issued for Volta acquisition (Note 8)	46,423	-
Common shares issued to EVI (Note 11)	7,600	-
Common shares issued for Trebol and Pavon properties (Note 11)	-	16,814
Stock-based compensation, capitalized to resource property interests	5,106	4,107
Mining equipment purchased under equipment loan (Note 13)	3,271	-
Interest expense, capitalized to resource property interests	2,475	-
Fair value assigned to Volta stock options assumed (Note 8)	949	-
Change in accounts payable and accrued liabilities relating to resource property expenditures	25,124	2,968

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

21	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2013	2012
	$	$

Salaries and short-term employee benefits	6,667	2,924
Share-based payments	7,565	7,009

	14,232	9,933

Salaries and short-term employee benefits was higher than the 2012 comparative periods due to cash bonuses paid to senior management in April 2013.

22	Expenses by nature

	2013	2012
	$	$

Wages and salaries (including benefits)	43,696	30,049

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

23	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad and Masbate mines, and the Otjikoto, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations and the Bellavista property in Costa Rica which is presently undergoing environmental and closure audits.

The Company’s segments are summarized in the following tables.

	2013
							Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$
Assets
Cash	6,982	43,434	40,514	19,201	-	55	351	142,199	252,736
Accounts receivable & prepaids	3,634	5,640	9,812	6,319	-	31	32	805	26,273
Value-added & other tax receivables	3,971	7,955	-	7,657	-	-	-	240	19,823
Inventories	14,218	26,036	35,411	-	-	-	-	-	75,665
Mining interests	75,169	175,591	858,871	289,945	148,967	50,550	64,751	3,601	1,667,445
Investments	-	-	-	-	-	-	-	20,769	20,769
Long-term value- added tax receivables	-	-	28,875	-	-	-	-	-	28,875
Goodwill	-	-	202,070	-	-	-	-	-	202,070
Other assets	-	-	994	13,048	-	-	548	1,480	16,070
	103,974	258,656	1,176,547	336,170	148,967	50,636	65,682	169,094	2,309,726
Capital expenditures	21,064	36,676	39,766	173,658	47,979	-	4,755	525	324,423
Gold revenue	80,151	190,021	274,100	-	-	-	-	-	544,272
Production costs	37,758	79,086	145,052	-	-	-	-	-	261,896
Depreciation & depletion	17,031	32,067	36,757	-	-	-	-	170	86,025
Current income tax, withholding and other taxes	4,224	17,572	1,103	-	-	-	-	-	22,899
Net income (loss)[2]	12,177	45,057	23,381	-	-	-	(10,177)	(3,135)	67,303

____________________

2 Included in the net loss of Other Mineral Properties is a $9.6 million write-off relating to the Cebollati property. See Note 11 for further details.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	2012
							Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$
Assets
Cash	7,657	47,176	-	5,561	-	-	809	6,746	67,949
Accounts receivable & prepaids	1,978	5,347	-	156	-	-	33	181	7,695
Value-added & other tax receivables	7,246	10,428	-	902	-	-	-	161	18,737
Inventories	16,748	24,860	-	-	-	-	-	-	41,608
Mining interests	78,378	164,268	-	118,798	100,798	-	69,236	3,246	534,724
Investment	-	-	-	-	-	-	-	3,661	3,661
Other assets	-	-	-	-	-	-	640	1,451	2,091
	112,007	252,079	-	125,417	100,798	-	70,718	15,446	676,465
Capital expenditures	26,106	48,991	-	20,424	30,872	-	15,433	67	141,893
Gold revenue	79,493	179,558	-	-	-	-	-	-	259,051
Production costs	34,331	55,173	-	-	-	-	-	-	89,504
Depreciation & depletion	10,180	22,881	-	-	-	-	-	154	33,215
Current income tax, withholding and other taxes	2,004	15,849	-	-	-	-	-	-	17,853
Net income (loss)	17,338	65,670	-	-	-	-	(1,049)	(30,052)	51,907

The Company’s mining interests are located in the following geographical locations

	As at	As at
	December 31,	December 31,
	2013	2012
	$	$

Mining interests
Philippines	858,871	-
Nicaragua	286,110	274,091
Namibia	289,945	118,798
Colombia	178,368	129,538
Burkina Faso	50,550	-
Costa Rica	2,611	2,601
Uruguay	-	9,051
Canada	990	645

	1,667,445	534,724

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-controlling interest

The Company holds an indirect 95% interest in Triton Minera S.A. (“TMSA”), which owns and operates the Limon Mine. The remaining 5% interest in TMSA is held by Inversiones Mineras S.A. (“IMISA”), of Nicaragua. No dividends are payable on the 5% interest held by TMSA until all capital expenditures (100% funded by the Company) have been repaid. IMISA has consistently expressed concern regarding its rights under its 5% interest. As a result, pursuant to settlement agreements with IMISA, the Company paid (or expects to pay) to IMISA, monthly payments, totalling approximately $0.2 million and $0.4 million in 2013 and 2012, respectively. These amounts have been expensed within the Consolidated Statement of Operations.

24	Contingent gains (losses)

Bellavista claim

By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was affected by a landslide as a result closed and placed on care and maintenance. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. Preliminary motions brought by certain defendants have resulted in an Order that the Ontario Courts do not have jurisdiction to hear the claims against those defendants. That Order was overturned on appeal in October 2013, but certain defendants have sought leave to appeal to the Supreme Court of Canada, whose decision as to leave is under reserve. The outcome of this claim is not determinable at this time and no accrual for this contingent gain has been made in the consolidated financial statements.

Masbabte SAG mill insurance claim

The Company has commenced legal proceedings to claim compensation for property damage and business interruption losses incurred by Philippine Gold Processing & Refining Corporation in connection with a failure of a semi-autonomous grinding mill at the Masbate Mine in the Philippines in 2011. The proceedings are at an early stage and the outcome cannot be determined at this time and accordingly no accrual for this contingent gain has been made in the consolidated financial statements.

La Libertad tax audit

During 2013, a tax audit of the La Libertad operations for 2008 commenced by the Nicaraguan tax authorities. As at year-end, the tax audit had not yet been completed and the Company has not accrued any liability in respect of any issues which may result from the tax audit.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 25)
For the year ended December 31, 2013
(All tabular amounts are in thousands of United States dollars)

	Cost					Accumulated depreciation				Net carrying value

	Opening	Acquisition		Cumulative	Closing	Opening			Closing
	balance at	costs/	Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2012	Additions	write-offs	adjustments	Dec. 31, 2013	Dec. 31, 2012	Depreciation	write-offs	Dec. 31, 2013	Dec. 31, 2013	Dec. 31, 2012
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Masbate (Note 7)
- Masbate Mine	-	723,155	-	-	723,155	-	(40,744)	-	(40,744)	682,411	-
- Undeveloped mineral interests	-	176,460	-	-	176,460	-	-	-	-	176,460	-
Libertad (including Jabali)	215,941	43,577	-	-	259,518	(51,673)	(32,254)	-	(83,927)	175,591	164,268
Limon	105,727	14,412	-	-	120,139	(27,349)	(17,621)	-	(44,970)	75,169	78,378

	321,668	957,604	-	-	1,279,272	(79,022)	(90,619)	-	(169,641)	1,109,631	242,646

Mineral properties “exploration & evaluation”
Otjikoto	118,798	210,252	-	(39,105)	289,945	-	-	-	-	289,945	118,798
Kiaka (Note 8)	-	50,550	-	-	50,550	-	-	-	-	50,550	-
Mocoa	27,539	661	-	-	28,200	-	-	-	-	28,200	27,539
Trebol & Pavon	24,333	537	-	-	24,870	-	-	-	-	24,870	24,333
San Jose	-	1,123	-	-	1,123	-	-	-	-	1,123	-
Cebollati	9,051	513	(9,564)	-	-	-	-	-	-	-	9,051
Calibre	7,112	1,384	-	-	8,496	-	-	-	-	8,496	7,112
Other	-	861	-	-	861	-	-	-	-	861	-

	186,833	265,881	(9,564)	(39,105)	404,045	-	-	-	-	404,045	186,833

Corporate & other
Bellavista	2,601	10	-	-	2,611	-	-	-	-	2,611	2,601
Office, furniture & equipment	1,173	515	-	-	1,688	(528)	(170)	-	(698)	990	645

	3,774	525	-	-	4,299	(528)	(170)	-	(698)	3,601	3,246

Investments (incorporated joint ventures)
Gramalote	100,798	48,169	-	-	148,967	-	-	-	-	148,967	100,798
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	101,999	48,169	-	-	150,168	-	-	-	-	150,168	101,999

	614,274	1,272,179	(9,564)	(39,105)	1,837,784	(79,550)	(90,789)	-	(170,339)	1,667,445	534,724

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 25)
For the year ended December 31, 2012
(All tabular amounts are in thousands of United States dollars)

	Cost					Accumulated depreciation				Net carrying value

	Opening	Acquisition		Cumulative	Closing	Opening			Closing
	balance at	costs/	Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2012	Additions	write-offs	adjustments	Dec. 31, 2013	Dec. 31, 2012	Depreciation	write-offs	Dec. 31, 2013	Dec. 31, 2013	Dec. 31, 2012
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment (depletable)
				-
Libertad (including Jabali)	172,568	47,057	(3,684)		215,941	(28,773)	(23,437)	537	(51,673)	164,268	143,795
				-
Limon	72,229	33,498	-		105,727	(16,719)	(10,630)	-	(27,349)	78,378	55,510

				-
	244,797	80,555	(3,684)		321,668	(45,492)	(34,067)	537	(79,022)	242,646	199,305

Mineral properties (non-depletable)
Otjikoto	102,804	21,683	-	(5,689)	118,798	-	-	-	-	118,798	102,804
Mocoa	23,795	3,744	-	-	27,539	-	-	-	-	27,539	23,795
Cebollati	5,565	3,486	-	-	9,051	-	-	-	-	9,051	5,565
Trebol & Pavon (Note 11)	4,667	19,666	-	-	24,333	-	-	-	-	24,333	4,667
Calibre	1,590	5,522	-	-	7,112	-	-	-	-	7,112	1,590
Other	228	812	(1,040)	-	-	-	-	-	-	-	228

	138,649	54,913	(1,040)	(5,689)	186,833	-	-	-	-	186,833	138,649

Corporate & other
Bellavista	3,071	2	(472)	-	2,601	-	-	-	-	2,601	3,071
Office, furniture & equipment	1,106	67	-	-	1,173	(374)	(154)	-	(528)	645	732

				-
	4,177	69	(472)		3,774	(374)	(154)	-	(528)	3,246	3,803

Investments (incorporated joint ventures)
Gramalote	69,579	31,219	-	-	100,798	-	-	-	-	100,798	69,579
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	70,780	31,219	-	-	101,999	-	-	-	-	101,999	70,780

	458,403	166,756	(5,196)	(5,689)	614,274	(45,866)	(34,221)	537	(79,550)	534,724	412,537